Exhibit 99.4

Email from Thomas F. Farrell II, President, Chairman and CEO of Dominion Resources, Inc., to Questar Corporation employees

February 1, 2016

Dear Questar employees,

On behalf of Dominion’s employees, I want to tell you how excited and pleased we are to join forces with the people of Questar. We see this as a natural fit, a combination of two companies with similar philosophies and ways of doing business that benefit employees, customers, communities and shareholders.

The first thing you should know about Dominion is our core values: Safety, Ethics, Excellence and One Dominion – our phrase for teamwork and knowing where you fit in the big picture. These values are very similar to the core beliefs and values you live by at Questar. With that as a common starting point, it should make joining our companies all the easier.

We also share a commitment to service. This includes providing safe and reliable energy to our customers, treating each other fairly and with respect, providing a fair return to our investors, and giving back to our communities. And we share a commitment to our employees. Forbes magazine recently recognized Dominion as America’s best employer in our industry.

In case you do not know Dominion, we are based in Richmond, Virginia. As one of the largest companies in the electric and natural gas industry, we deliver energy to about 3.8 million homes and businesses. We have been in the natural gas business for more than a century. Along with gas distribution operations in Ohio and West Virginia, Dominion owns a growing natural gas pipeline network that benefits from its position over the Marcellus and Utica shales. We also operate one of the nation’s largest natural gas storage systems and have an LNG export facility under construction.

We are no strangers to your part of the country. Dominion has about $1 billion invested in three solar farms in Utah. And, we were active for a number of years in the natural gas exploration and production business in the Rocky Mountains.

Joining with Dominion will enhance Questar’s ability to act on attractive growth opportunities. For example, we expect the value of the Questar pipeline system to rise over time as Utah and other nearby states seek to comply with the U.S. Environmental Protection Agency’s Clean Power Plan and meet state-mandated renewable standards. That will bring increasing reliance on low-carbon, gas-fired electric generation.

This is a tremendous opportunity for us all, as our combined companies open the door to even more growth through new investments and economies of scale. And as a unified company, we have the opportunity to share best practices. We have much we can learn from each other.

One other thing I want to address in today’s announcement is our expectation that some Questar assets would be prime candidates to be added to our Dominion Midstream master limited partnership (MLP). From an employee standpoint, moving certain assets into our MLP should be viewed as a non-event. Dominion employees operate assets placed in Dominion Midstream in virtually the same manner as they operate our other assets. It is really just a financing tool to maximize the value of the assets.

I and other Dominion leaders look forward to meeting many of you soon. We will be working with your Questar leadership team to keep you informed and up to date as we proceed through the approval and integration process. We look forward to working with you in the months and years ahead.

Sincerely,

Tom Farrell

Dominion Chairman, President & CEO

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